March 13, 2012

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigOptix, Inc. Form 8-K dated February 25, 2012 Filed February 28, 2012 File No. 000-54572

Dear Mr. Jaramillo:

Set forth below are responses to the comments which were provided by the Commission’s Staff to GigOptix, Inc. (“GigOptix” or the “Company”) by your letter dated March 1, 2012 (the “Comment Letter”), regarding the above-referenced filing (the “Form 8-K”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Form 8-K dated February 25, 2012

Item 4.02

Comment 1. You indicate the financial statements found in the second and third Quarter 10-Qs ending July 3, 2011 and October 2, 2011, respectively, should no longer be relied upon. Please tell us if you intend to amend your second and third Quarter 10-Qs to provide restated financial statements and disclosures compliant with FASB ASC 250-10-45-22 through 24 and FASB ASC 250-10-50-7 through 11. If so, please tell us when you plan to file these amendments.

Response: The Company intends to file amendments to both its second and third quarter Form 10-Qs. The Company anticipates filing both amendments contemporaneously with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, due to be filed with the Commission on or before March 30, 2012.

In connection with this response to the Comment Letter, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions regarding the matters discussed above, please contact the Company’s outside counsel, Jeff Selman at 415-365-7442 or via email at jselman@crowell.com or, in his absence, Kelly Howard at 202-624-2993 or via email at khoward@crowell.com.

Sincerely,

/s/ Curt Sacks
Curt Sacks
Chief Financial Officer and
Principal Financial and
Principal Accounting Officer

cc:	Avi S. Katz, President, Chief Executive Officer, and Chairman of GigOptix, Inc.